Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 7 DATED NOVEMBER 13, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset additional debt financing.

Asset Additional Debt Financing

Initial Acquisition of Controlled Subsidiary Investment – PC Meadow Springs, LLC

On September 19, 2016, we directly acquired ownership of a “majority-owned subsidiary”, PC Meadow Springs, LLC (the “RSE Peak Controlled Subsidiary”), for an initial purchase price of approximately $8,460,000, which was the initial stated value of our equity interest in the RSE Peak Controlled Subsidiary (the “RSE Peak Investment”). The RSE Peak Controlled Subsidiary used the proceeds to close on the acquisition of a stabilized garden-style multifamily property totaling 286 units located at 260 Gage Boulevard in Richland, WA (the “The Villas at Meadow Springs”) for a purchase price of approximately $37,600,000. The closing of both the initial RSE Peak Investment and The Villas at Meadow Springs occurred concurrently. The RSE Peak Controlled Subsidiary is managed by the principals of Peak Capital Partners (“Peak”). Pursuant to the agreements governing the RSE Peak Investment (the “RSE REM Operative Agreements”), our consent is required for all major decisions regarding any properties owned by the RSE Peak Controlled Subsidiary, including The Villas at Meadow Springs. The investment strategy for the property was to: 1) complete light common area value-add plan; 2) subsequently, increase rents; and, 3) pursue additional fee-income where feasible.

Incremental Debt Financing

Peak has completed the underwritten value-add plan. This included addressing aging systems like HVAC units and water heaters, reserving for needed carpet replacements, repairing and improving the parking area, and executing on energy efficiency initiatives that will result in decreased utility expenses for the property.

As of September 30, 2018, occupancy was approximately 95.1% and average monthly in-place rent was approximately $1,204 per unit. As of September 30, 2018, trailing 12-month net operating income (“NOI”) had increased approximately 12% compared to the trailing 12-month performance prior to acquisition.

At the initial closing, Berkadia and Fannie Mae provided a $30,080,000 senior secured loan to finance the acquisition and renovation of the property, with an October 1, 2026 maturity date and a 3.87% fixed interest rate (the “Meadow Springs Senior Loan”). On October 31, 2018, Berkadia provided a $7,079,000 supplemental loan (the “Meadow Springs Supplemental Loan”) that is coterminous with the initial loan and has a 5.96% fixed interest rate. As of November 8, 2018, the combined loan balance is $37,159,000 and the loan-to-value ratio, based on a lender-engaged appraisal, is 80%. The appraisal value of $46,400,000 represents a 23% increase in value compared to the $37.6 million purchase price.

Distribution from PC Meadow Springs, LLC

As a result of the Meadow Springs Supplemental Loan, we have received a cash distribution of approximately $6,232,000.